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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               For April 11, 2002

                          ULTRAPAR PARTICIPACOES S.A.
                           (Exact name of Registrant)

                             ULTRAPAR HOLDINGS INC.
                (Translation of Registrant's Name into English)
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               Avenida Brigadeiro Luiz Antonio, 1343, 9(0) Andar
                        Sao Paulo, SP, Brazil 01350-900
                    (Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file its annual reports under cover of Form 20-F or Form 40-F.

          Form 20-F  X                            Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                                     No  X
              ---                                    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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                          ULTRAPAR PARTICIPACOES S.A.

                               TABLE OF CONTENTS

                                                                SEQUENTIAL PAGE
                                                                     PAGE
ITEM                                                                NUMBER
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1.    Call Notice dated April 11, 2002 - Annual General Meeting        3





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                                                                         ITEM 1




                          ULTRAPAR PARTICIPACOES S.A.

                            A Publicly-held Company

                          CNPJ No. 33.256.439/0001-39

                                  CALL NOTICE

                             ANNUAL GENERAL MEETING





        The shareholders are hereby convened to attend the Annual General Meeting to be held on April 29, 2002, at 3:00 PM, at the company's head quarters located at Av. Brigadeiro Luiz Antonio, n(0). 1343 - 9th floor, in the City of Sao Paulo, State of Sao Paulo, to transact the following items on the Agenda:

1. Examination and approval of the management report, financial statements, and balance sheet for the fiscal year ended on December 31, 2001, accompanied by the Independent Auditors' Opinion;

2. Allocation of net profit for the period ended, with ratification of dividends and interests on the Company's own capital, previously distributed, totalling R$ 212,000,009.35 (Two hundred and twelve million, nine Reais and thirty five cents);

3. Election of the members of the Board of Directors and establishment of management compensation.

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        We further inform that minimal percentage of voting capital to require cumulative voting in the election of the members of the Board of Directors is five per cent (5%), pursuant to CVM Instruction No. 282/98.

        To take part in the General Meeting, the shareholders shall provide evidence of its capacity as a shareholder upon the submission of the deposit receipt issued by the financial institution depositary of the book-entry preferred shares, and, in the event of common shares, upon verifying the record of shares held by the Company.

        The shareholders may be represented in the General Meeting by an attorney-in-fact appointed less than one year before, who should be a shareholder, director or officer of the Company, an attorney-at-law, a financial institution or investment fund manager representing the members thereof, being mandatory the submission of the relevant proxy.


                           Sao Paulo, April 11, 2002


                          PAULO GUILHERME AGUIAR CUNHA

                             Chairman of the Board


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


ULTRAPAR PARTICIPACOES S.A.


By:        /s/ Fabio Schvartsman
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         Name:  Fabio Schvartsman
         Title: Chief Financial Officer

Date:    April 12, 2002